02043330

EXECUTED COPY



333-94774

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR JULY 18, 2002

RE, 7-18-02

# TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

**(Exact name of Registrant as specified in its charter)**

# TELESP HOLDING COMPANY

**(Translation of Registrant's name into English)**



**Av. Brigadeiro Faria Lima, 3729 10° andar**
**São Paulo, S.P.**
**Federative Republic of Brazil**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X** **FORM 40-F ___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___** **NO X**

*If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable*

**TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP**

TABLE OF CONTENTS

Item 1

Telefónica

# TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

## ANNOUNCES THE MINUTE OF THE 69TH BOARD OF DIRECTOR'S MEETING

June 21, 2002. (02 pages)

For more information, please contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (June 21, 2002) Telecomunicações de São Paulo S. A. – Telesp ("the Company" or "Telesp") (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minute of the 69th Board of Directors' meeting held on May 28, 2002:

**1. DATE, TIME AND PLACE OF THE MEETING**: May 28, 2002, at 2:00 PM São Paulo time, at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

**2. MEETING BOARD COMPOSITION**: Fernando Xavier Ferreira – President of the Board of Directors and João Carlos de Almeida – Secretary.

**3. INSTALLATION**: The meeting began, with the presence of the undersigned Board Members, the *quorum* occurring under the company's by-laws.

**4. DELIBERATIONS:**
**4.1. Election of Members:** Considering the company's by-laws modifications approved in the 13th Extraordinary General Shareholders' Meeting, resulted from the Company's restructuring, which were previously authorized by the Board of Directors in April 26, 2002. Moreover, in the mentioned Meeting, the Board of Directors unanimously deliberated to indicate and elect new positions in the Company's Directory, complementing the current term that will end at the Ordinary Shareholders' Meeting to be held in 2004: a) Mr. Bento José de Orduña Viegas Louro, economist, was appointed to be the Vice-President of Long Distance Business and Interconnection; b) Mr. Fernando Antonio Miguel, graduate in Computer Sciences, was appointed to be the Vice-President of Organization and Information Systems. Mr. Leonardo de Paiva Rocha, Vice-President of Administration and Finance, will be temporarily in charge of the said position until Mr. Fernando Antonio Miguel obtains the permanent Visa.
The members now elected are legally capable and have no impediments to occupy their new positions.

**5. New Directory Members:** Pursuant to previous elections, the following posts were ratified until the 2004 General Ordinary Meeting: a) President: Fernando Xavier Ferreira; b) General Director: Manoel Luiz Ferrão de Amorim; c) Corporate Strategy and Regulatory Issues Vice-President: Eduardo Navarro de Carvalho, d) Executive Operations Vice-President: Stael Prata Silva Filho; e) Strategic Planning Vice-President: Mariano Sebastian De Beer; f) Administration and Finance Vice-President and Investor Relations Director:

Leonardo de Paiva Rocha; g) Operations Vice-President : Fábio Silvestre Micheli; h) Planning and Implementation Vice-President: Luis Antón Pansin; I) Commercial Vice-President for Corporate Clients: Carlos Augusto Ferreira; j) Commercial Vice-President for Residential Clients: Paulo Eduardo Serson Schwartz; k) Human Resources Vice-President: José Carlos Misiara; l) Long Distance and Interconnection Businesses Vice-President: Bento José de Orduña Viegas Louro; and m) Organization and Information Systems Vice-President: Leonardo de Paiva Rocha, on an interim basis and additional to his own function, until Mr. Fernando Antonio Miguel can take office.

**6.** At the end of the meeting this minute was approved and signed by the present counselors: Fernando Xavier Ferreira – President of the Council; Antonio Viana-Baptista – Vice-President of the Council, represented by Fernando Xavier Ferreira; Manoel Luiz Ferrão de Amorim; Luiz Fernando Furlan; Carlos Masetti Junior; represented by Fernando Xavier Ferreira: Jacinto Diaz Sánchez, Fernando Abril-Martorell Hernández, Félix Pablo Ivorra Cano, Enrique Used Aznar, Javier Nadal Ariño, Rosa Cullell Muniesa, Juan Carlos Ros Brugueras and Victor Goyenechea Fuentes; and the Secretary, João Carlos de Almeida.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP**

Date: July 18, 2002

By Charles E. Allen

Name: Charles E. Allen
Title: Investor Relations Director

**Telecomunicações de São Paulo S.A. – Telesp – announces Tariff Readjustment.**